                           [FC BANC CORP. LETTERHEAD]


                                January 13, 2006



VIA EDGAR

Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         RE:      FC BANC CORP.
                  FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004 FILED MARCH 30, 2005
                  FILE NUMBER 0-25616

Dear Mr.  Cline:


         This letter is to address the comments set forth in your November 23, 2005 letter. We have set forth below our responses to each of your comments, matching our responses to the item number of the particular comment in your letter.


         FORM 10-KSB
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 16

         1. FC Banc Corp. will revise Management's Discussion and Analysis of Financial Condition and Results of Operations to disclose the details related to the $316,000 charge-off of commercial and agricultural loans and whether the cause of the charge-off is expected to impact future operating results. FC Banc Corp. will add the following discussion after the disclosure of the Guide 3 information on the Analysis and Allocation of the Allowance for Loan Losses, and the disclosure of credit quality ratios on page 16:

                           There was a significant increase in charge-offs of commercial and agricultural loans from $46,000 in 2003 to $316,000 in 2004. The commercial and agricultural loans charged off in 2004 had previously been identified by management and the potential loss on these problem loans had been provided for in the allowance for loan losses in prior years. Of the $316,000 in commercial and agricultural loans charged off during

Mr. Paul Cline
United States Securities and Exchange Commission
January 13, 2006
Page 2



                           2004, $276,000 of the total consisted of two commercial loans. We do not anticipate that the need to charge off these loans in 2004, which led to the substantial increase in charge-offs in 2004, will impact our future operating results.

         PROVISION FOR LOAN LOSSES, PAGE 25

         2. We will revise the discussion of the provision for loan losses at page 25 to provide more detail and other analysis supporting our provision for loan loss. The first sentence at the top of page 26 will be revised to state as follows:

                           Management provided an additional $90,000 to the reserve for loan losses in 2004 to reflect the additional credit risk associated with management's anticipation of growth of the Bank's loan portfolio and the overall credit quality of the portfolio.

                  Following the first paragraph on page 26, the following discussion will be added:

                           As a result of loans sold in 2004, our loan portfolio decreased. We had projected future loan growth that would have more than offset the amount of loans sold. The amounts provided to the reserve for loan losses in 2004 were a result of our normal monthly process to establish the allocation to the reserve for loan losses. The procedures for assessing the adequacy of the allowance for loan losses reflect our evaluation of credit risk after careful consideration of all information available to us. In developing this assessment, we must rely on estimates and exercise judgment regarding matters where the ultimate outcome is unknown, such as economic factors, developments affecting companies in specific industries and issues with respect to single borrowers. Depending on changes in circumstances, future assessments of credit risk may yield different results, which may require an increase or a decrease in the allowance for loan losses.

                           The allowance is regularly reviewed by management to determine whether the amount is considered adequate to absorb probable losses. This evaluation includes:
                           (1) specific loss estimates on certain individually reviewed loans; (2) statistical loss estimates for loan pools that are based on historical loss experience; (3) general loss estimates that are based upon the size, quality, and concentration characteristics of the various loan portfolios; (4) adverse situations that may affect a borrower's ability to repay; and (5) current economic and industry conditions. Also considered as part of that judgment is a review of the Bank's trends in delinquencies and loan losses, as well as trends in delinquencies and losses for the region

Mr. Paul Cline
United States Securities and Exchange Commission
January 13, 2006
Page 3


                           and nationally, and economic factors. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. Management's evaluation of the adequacy of the allowance is an estimate based on management's current judgment about the credit quality of the loan portfolio. While we strive to reflect all known risk factors in its evaluations, judgment errors may occur. After these procedures were carried out, management's decision was to add the $90,000 to the reserve in 2004.

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 28

         3. We will include the signed audit report in the amendment to the 10-KSB.

         NOTE 9. INCOME TAXES, PAGE 44

         4. Note 9 regarding income taxes will be revised in the amendment to our 10-KSB to include the following statement:

                           In evaluating the deferred tax position at December 31, 2004, it was determined that future taxable income could be expected to be sufficient to utilize both the net operating loss (NOL) expected for 2004 ($129,000) and the alternative minimum tax (AMT) credit carryforward ($186,000), prior to these carryforwards expiring under Internal Revenue Service regulations. However, there were two factors considered when making this determination:

                           1. The NOL carryforward period is twenty years and the AMT credit can be carried forward indefinitely.

                           2. The recent taxable position of FC Banc Corp during the last three years has resulted in either an AMT tax position or a net operating loss position.

                           Based on these two factors, it was determined that any income statement benefit for 2004 resulting from these deferred tax assets would not be appropriate, since the recent past indicates that it may be several years before the benefits would be utilized. Therefore, a valuation allowance of $57,000 was recorded in 2004 to offset any current year income statement benefit that would have resulted from recording the deferred tax assets.

Mr. Paul Cline
United States Securities and Exchange Commission
January 13, 2006
Page 4

         FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005


         5. After considerable evaluation of the loan portfolio and its future performance, taking into consideration the interest rate volatility of the components of the mortgage loan portfolio, it was decided in February 2004 that the Company would sell a group of existing loans. As a result of the evaluations, management identified and isolated the sector of the mortgage loan portfolio creating the greatest interest rate risk. The loans that were sold may have been originated anytime over the past five to ten years. Thus, there is no disclosure required in the cash flow statement for these originations. The sale of the loans is included in investing activities and net against the let loan origination activity for the year. Upon further review we realize that the loan sale portion should be separately disclosed as an investing activity, however we do not believe this creates a material deficiency. Further we do not believe there is a need to amend the Form 10-K based on the immaterial nature, there is no subtotal or total on the cash flow statement that would change by the correction of this deficiency.

                  There were no other loans held with the intent to sell in 2005, 2004, or 2003, nor were there any other loans sold during 2005, 2004, or 2003. When the decision was made to sell certain loans, the fair value of the loans exceeded the net carrying value; therefore there was no need to provide a valuation allowance. Generally, it is our intent to portfolio all loans originated.

         We look forward to hearing from you regarding our responses to your comments. FC Banc Corp. acknowledges that:

         o it is responsible for the adequacy and accuracy of the disclosure in the filing;

         o SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o FC Banc Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

                                        Sincerely,

                                        /s/ Jeffrey A. Wise

                                        Jeffrey A. Wise
                                        Treasurer and Chief Financial Officer